150301

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Amendment to Certificate of Designation After Issuance of Class or Series

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

Thwapr, Inc.

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Series A Preferred Stock

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

As of the date of the filing of this Certificate of Amendment to Certificate of Designation, the Conversion Ratio for the Series A Preferred Stock set forth in Section 6.1 of the Certificate of Designation shall be 6.5 shares of Common Stock for 1 share of Series A Preferred Stock. Section 6.1 of the Certificate of Designation is restated in its entirety to read as set forth below:

6.1 Optional Conversion. The holders of Series A Preferred Stock shall have the right to convert their shares of Series A Preferred Stock, at any time, into shares of Common Stock at the rate of 6.5 shares of Common Stock for 1 share of Series A Preferred Stock (the "Conversion Ratio").

5. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

6. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.